15423 - 131 Avenue, Edmonton, AB T5V 0A4
Ph: 780-413-4296 Fax: 780-413-4297

XScargo

06018586


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November 13, 2006

VIA FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA
Attention: Filing Desk

Re: XS Cargo Income Fund
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34949

Dear Sirs/Mesdames:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of XS Cargo Income Fund's (the "Company"):

1. Conference call and webcast press release dated November 3, 2006;
2. 2006 Third Quarter Results press release dated November 10, 2006;
3. Form 52-109F2 – Certification of Interim Filings signed by CEO;
4. Form 52-109F2 – Certification of Interim Filings signed by CFO;
5. Interim Consolidated Financial Statements for Third Quarter of 2006; and,
6. MD&A for three and nine months ended September 30, 2006.

As required pursuant to Rule 12g3-2(b), the Company's exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

dlw 11/20



15423 - 131 Avenue, Edmonton, AB T5V 0A4
Ph: 780-413-4296 Fax: 780-413-4297

Please contact the undersigned if you have any questions about the contents of this letter.

Yours truly,

Wade Grabeldinger, CA
Corporate Governance and Reporting Manager
XS Cargo GP Inc.
Administrator for XS Cargo Income Fund

Enclosures

File No. 82-34949


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XS cargo
NOTHING BUT BARGAINS

XS Cargo Income Fund
TSX: XSC.UN



NOVEMBER 3, 2006 - 11:01 ET

XS Cargo Income Fund Third Quarter Results Conference Call and Webcast

EDMONTON, ALBERTA--(CCNMatthews - Nov. 3, 2006) - XS Cargo Income Fund (TSX:XSC.UN) will host a conference call and audio webcast for analysts, investors and media on Friday, November 10, 2006 at 1:00 p.m. ET. Michael McKenna, President and Chief Executive Officer and Jeff Rootman, Vice-President, Finance and Chief Financial Officer will discuss the details of the third quarter financial results, which will be released prior to markets opening on November 10, 2006.

To participate in the conference call, please dial (416) 695-5259 in the Toronto area or toll free at 1 (877) 461-2816 at least 10 minutes ahead of time. A replay of the conference call will be available approximately two hours after the event until midnight ET, November 17, 2006. To listen to the audio replay, call (416) 695-5275 in the Toronto area or toll free at 1 (888) 509-0081. Passcode: 634742.

The simultaneous webcast of the event will be available at: http://events.onlinebroadcasting.com/xscargo/111006/index.php or on the investor relations page of the www.xscargo.com website.

The Fund is an open-ended trust that holds, indirectly, a 51% interest in XS Cargo Limited Partnership ("XS Cargo LP"). XS Cargo LP is one of the largest broadline closeout retailers in Canada with 35 stores in the provinces of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Newfoundland and Nova Scotia. The Fund's trust units are listed on the Toronto Stock Exchange under the symbol "XSC.UN".

CONTACT INFORMATION

XS Cargo Income Fund
Jeff Rootman
Vice-President, Finance and Chief Financial Officer
(780) 732-2112
Email: jeff.rootman@xscargo.com
Website: www.xscargo.com

INDUSTRY:

Retail - Appliances
Retail - Consumer Electronics
Retail - E-Commerce
Retail - Furniture & Furnishings

File No. 82-34949


CCN Matthews
News Distribution Experts

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XS cargo
NOTHING BUT BARGAINS

XS Cargo Income Fund
TSX: XSC.UN

NOVEMBER 10, 2006 - 08:30 ET

XS Cargo Income Fund Reports 2006 Third Quarter Results

EDMONTON, ALBERTA--(CCNMatthews - Nov. 10, 2006) - XS Cargo Income Fund (the "Fund") (TSX:XSC.UN) today announced its results for the 2006 third quarter. The Fund's consolidated interim financial statements and Management's Discussion and Analysis ("MD&A") can be found on XS Cargo's website at www.xscargo.com and on SEDAR at www.sedar.com.

For the 2006 third quarter, the Fund reported sales of $26.0 million; earnings before non-controlling interest of $2.2 million or $0.182 per unit outstanding; net earnings of $1.1 million or $0.182 per unit and EBITDA (1) of $3.0 million. Distributable cash (1) was $2.7 million or $0.22 per unit compared to distributions declared of $3.7 million or $0.31 per unit.

Michael McKenna, President and Chief Executive Officer of the Fund stated, "Our cross Canada expansion continues to generate solid growth in sales and gross margin. EBITDA (1) growth was restrained by significant upward wage pressures in Alberta. However, cost increases will be mitigated by our expansion outside Alberta, including three new stores opened in October".

Highlights for the third quarter

- Third quarter sales of $26.0 million, up 25.0% from the third quarter of 2005.

- Third quarter gross margin of $9.7 million, up 24.8% from the third quarter of 2005.

- Gross margin percentage of 37.5% compared to 37.6% for the third quarter of 2005.

- Earnings from operations of $3.1 million, up 4.6% from the third quarter of 2005.

- Same store sales increased by 1.3% for the third quarter and increased 2.3% for the year-to-date, excluding three of our stores that experienced expected cannibalization from new stores opening in overlapping trading areas.

- Excluding new stores, wage expense increased by 32%. Wages in Alberta represent 45% of overall wage costs and were 45% higher than the third quarter of 2005. This increase reflects labour market conditions experienced by many employers in Alberta.

- Three new stores opened on October 26 in Halifax, Nova Scotia; St. John's, Newfoundland; and Vancouver, British Columbia.

- A major upgrade to the point of sale and distribution system was completed during the quarter. Implementation problems had a negative impact on sales and freight costs during the quarter, but these are temporary and have been addressed.

- Continued successful sales of two-year product replacement extended warranty plans ("PRPs"). During the twelve months since implementation, $2.4 million of PRPs were sold, however only $0.7 million has been recognized as revenue to date and approximately $0.3 million was recognized during the quarter. Revenue from PRP sales is deferred and recognized on a straight-line basis over the two-year terms of the PRPs.

- Distributable cash (1) of $0.22 per unit compared to distributions declared of $0.31 per unit. Due to the seasonal nature of our business, over 40% of our annual distributable cash (1) is generated in the fourth quarter. Since the Fund declares equal monthly distributions throughout the year, it is expected that distributable cash (1) will be below distributions declared in the first three quarters.

Business of the Fund

The Fund commenced business operations on May 17, 2005, when it completed an initial public offering (the "IPO") of 6,106,000 trust units at a price of $10 per unit, for aggregate gross proceeds of $61,060,000. Concurrent with the closing of the IPO, the Fund acquired a 51% indirect interest in XS Cargo LP and XS Cargo LP acquired the net assets (the "Acquired Business") of Famous Brands (Edmonton) Inc. (the "Vendor"). XS Cargo LP operates 35 closeout retail stores in Alberta, British Columbia, Manitoba, Saskatchewan, Ontario, Newfoundland and Nova Scotia.

(1) Non-GAAP Measures

References to "EBITDA" are to earnings before interest, income taxes, depreciation and amortization and references to "distributable cash" are to cash available for distribution to Unitholders in accordance with the distribution policies of the Fund. Management believes that, in addition to income or loss, EBITDA is a useful supplemental measure of performance and cash available for distribution before debt service, changes in working capital, capital expenditures and income taxes. Specifically, management believes that EBITDA is the appropriate measure from which to make adjustments to determine the distributable cash of the Fund. Distributable cash of the Fund is a measure generally used by open-ended trusts as an indicator of financial performance. As one of the factors that may be considered relevant by prospective investors is the cash distributed by the Fund relative to the price of the Units, management believes that distributable cash of the Fund is a useful supplemental measure that may assist prospective investors in assessing an investment in the Fund.

Earnings from operations have been calculated as described below. In the case of the Fund, earnings from operations have been derived by adding interest expense, amortization of property and equipment and intangible assets, unit-based compensation and non-controlling interest to net earnings for the period. In the case of the Vendor, earnings from operations have been derived by adding amortization expense, employee profit sharing plan contributions, interest expense, and income tax expense to net earnings (loss) for the period.

Payout ratio refers to the ratio of cash distributions declared to unitholders to distributable cash generated by the Fund.

EBITDA, distributable cash, earnings from operations and payout ratio are not earnings measures recognized by GAAP and do not have standardized meanings prescribed by GAAP. Investors are cautioned that EBITDA, distributable cash and earnings from operations should not replace net income or loss (as determined in accordance with GAAP) as an indicator of the Fund's performance, of its cash flows from operating, investing and financing activities or as a measure of its liquidity and cash flows. The Fund's methods of calculating EBITDA, distributable cash, earnings from operations and payout may differ from the methods used by other issuers and may not be comparable to similar measures presented by other issuers.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact contained in this press release are forward-looking statements. You can identify many of these statements by looking for words such as "believe", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of distributions of the Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including, but not limited to, those discussed elsewhere in the press release. There can be no assurance that such expectations will prove to be correct.

Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, those discussed under "Risk Factors" in the Fund's MD&A.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this press release are made as of the date of this press release and, except as required by law, the Fund assumes no obligation to update or revise them to reflect new events or circumstances.

XS Cargo Income Fund
Consolidated Balance Sheets

	September 30, 2006	December 31, 2005

	(unaudited) $	$
Assets		
Current		
Cash and cash equivalents	-	7,442,496
Rebate and other receivables	549,384	501,486
Inventory	22,260,785	15,752,388
Deposits on inventory	5,872,184	4,079,482
Prepaid expenses and deposits	840,660	612,151
	29,523,013	28,388,003
Deferred charges	249,393	124,414
Property and equipment	3,836,601	2,730,783
Intangible assets	7,016,000	7,910,000
Goodwill (Note 3)	101,788,426	101,788,426
	142,413,433	140,941,626
Liabilities		
Current		
Bank indebtedness (Note 4)	4,586,592	-
Accounts payable and accrued liabilities	4,387,003	7,094,948
Deferred revenue	1,181,467	417,152
Distributions payable to unitholders (Note 5)	629,681	572,438
Distributions payable to non-controlling interest (Note 6)	1,103,235	1,000,943
	11,887,978	9,085,481
Term loan (Note 4)	17,500,000	-
	29,387,978	9,085,481
Term Loan (Note 4)	-	15,000,000
Deferred revenue	489,895	352,753
Unamortized lease inducements	230,990	142,116
	30,108,863	24,580,350
Non-controlling interest (Note 6)	57,589,346	59,527,529
	87,698,209	84,107,879
Unitholders' Equity		
Fund Units (Note 5)	56,131,876	56,131,876
Cumulative earnings	8,417,520	4,983,399
Cumulative distributions declared	(9,834,172)	(4,281,528)
	54,715,224	56,833,747
	142,413,433	140,941,626

XS Cargo Income Fund
Consolidated Statements of Earnings

	Three Months ended September 30, 2006 (unaudited) $	Three Months ended September 30, 2005 (unaudited) $	Nine Months ended September 30, 2006 (unaudited) $	Period from May 17, 2005 to September 30, 2005 (unaudited) $
Sales	25,960,077	20,775,101	74,454,818	32,531,053
Cost of goods sold	16,218,470	12,968,554	46,543,733	20,296,840
Gross margin	9,741,607	7,806,547	27,911,085	12,234,213
Expenses				
Administrative and operating	6,689,653	4,855,730	18,700,725	7,519,662
Amortization of property and equipment	237,220	129,470	624,897	189,500
Amortization of intangible assets	298,000	298,000	894,000	447,000
	7,224,873	5,283,200	20,219,622	8,156,162
Earnings before the undernoted	2,516,734	2,523,347	7,691,463	4,078,051
Other expenses				
Interest on bank indebtedness	44,061	-	167,948	-
Interest on term loan	270,786	188,181	737,207	273,857
Foreign exchange loss	23,636	32,287	43,557	34,591
	338,483	220,468	948,712	308,448
Earnings before non-controlling interest	2,178,251	2,302,879	6,742,751	3,769,603
Non-controlling interest (Note 6)	1,069,507	1,129,551	3,308,630	1,848,979
Net earnings for the period	1,108,744	1,173,328	3,434,121	1,920,624
Basic and diluted earnings per unit (Note 10)	0.182	0.192	0.562	0.315

XS Cargo Income Fund
Consolidated Statements of Cash Flows

Cash provided by (used for) the following activities	Three Months ended September 30, 2006 (unaudited) $	Three Months ended September 30, 2005 (unaudited) $	Nine Months ended September 30, 2006 (unaudited) $	Period from May 17, 2005 to September 30, 2005 (unaudited) $
Operating Activities				
Net earnings for the period	1,108,744	1,173,328	3,434,121	1,920,624
Items not affecting cash:				
Non-controlling interest	1,069,507	1,129,551	3,308,630	1,848,979
Amortization of property and equipment	237,220	129,470	624,897	189,500
Amortization of intangible assets	298,000	298,000	894,000	447,000
Unit based compensation (Note 8)	43,500	40,000	103,500	157,330
Lease inducements received, net of amortization of lease inducements	62,677	62,900	88,874	149,901
	2,819,648	2,833,249	8,454,022	4,713,334
Net change in non-cash working capital	(3,065,687)	(1,486,541)	(10,508,974)	2,725,623
	(246,039)	1,346,708	(2,054,952)	7,438,597
Financing Activities				
Repayment of amounts due to Vendor	-	(721,214)	-	(901,394)
Net proceeds from the issuance of Units	-	-	-	56,131,876
Proceeds from bank indebtedness	1,720,276	-	7,763,624	-
Repayment of bank indebtedness	-	-	(3,177,032)	-
Proceeds from term loan	2,500,000	-	2,500,000	15,000,000
Distributions paid on Fund Units	(1,889,044)	(1,991,777)	(5,495,400)	(1,991,777)
Distributions paid to non-controlling interest	(1,821,205)	(1,467,600)	(5,248,021)	(1,467,600)
	510,027	(4,180,591)	(3,656,829)	66,771,105
Investing Activities				
Purchases of property and equipment	(263,988)	(198,396)	(1,730,715)	(223,677)
Business acquisition - net of cash acquired (Note 3)	-	-	-	(71,067,781)
	(263,988)	(198,396)	(1,730,715)	(71,291,458)

Increase (decrease) in

```
 cash                                 - (3,032,279)  (7,442,496)  2,918,604

Cash and cash
 equivalents,
 beginning of period                  -   5,950,883    7,442,496          -
--------------------------------------------------------------------------

Cash and cash
 equivalents,
 end of period                        -   2,918,604            -  2,918,604
--------------------------------------------------------------------------
--------------------------------------------------------------------------

Supplementary cash flow
 information

Interest paid               314,847     188,181        905,155    273,857

--------------------------------------------------------------------------
--------------------------------------------------------------------------
```

CONTACT INFORMATION

XS Cargo Income Fund
Jeff Rootman, CA
Vice-President, Finance and Chief Financial Officer
(780) 732-2112

INDUSTRY:

Retail - Appliances
Retail - Consumer Electronics
Retail - E-Commerce
Retail - Furniture & Furnishings

File No. 82-34949

Form 52-109F2 - Certification of Interim Filings

I, Michael McKenna, President and CEO of XS Cargo GP Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of XS Cargo Income Fund, (the issuer) for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Dated the 9th day of November 2006.

(signed) *"Michael McKenna"*
Michael McKenna
President and Chief Executive Officer
XS Cargo GP Inc.


PROCESSING
SEC MAIL
RECEIVED
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File No: 82-34949

Form 52-109F2 - Certification of Interim Filings

I, Jeff Rootman, Vice-President, Finance and CFO of XS Cargo GP Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of XS Cargo Income Fund, (the issuer) for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Dated the 9th day of November 2006


SEC MAIL PROCESSING
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(signed) *"Jeff Rootman"*

Jeff Rootman
Vice-President, Finance and Chief Financial Officer
XS Cargo GP Inc.

File No: 82-34949


SEC MAIL PROCESSING
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XS Cargo Income Fund

Interim Consolidated Financial Statements

September 30, 2006

XS Cargo Income Fund
Consolidated Balance Sheets

	September 30, 2006 (unaudited)	December 31, 2005
	$	$
Assets		
Current		
Cash and cash equivalents	-	7,442,496
Rebate and other receivables	549,384	501,486
Inventory	22,260,785	15,752,388
Deposits on inventory	5,872,184	4,079,482
Prepaid expenses and deposits	840,660	612,151
	29,523,013	**28,388,003**
Deferred charges	**249,393**	**124,414**
Property and equipment	**3,836,601**	**2,730,783**
Intangible assets	**7,016,000**	**7,910,000**
Goodwill *(Note 3)*	**101,788,426**	**101,788,426**
	142,413,433	**140,941,626**
Liabilities		
Current		
Bank indebtedness *(Note 4)*	4,586,592	-
Accounts payable and accrued liabilities	4,387,003	7,094,948
Deferred revenue	1,181,467	417,152
Distributions payable to unitholders *(Note 5)*	629,681	572,438
Distributions payable to non-controlling interest *(Note 6)*	1,103,235	1,000,943
	11,887,978	9,085,481
Term loan *(Note 4)*	17,500,000	-
	29,387,978	**9,085,481**
Term Loan *(Note 4)*	**-**	**15,000,000**
Deferred revenue	**489,895**	**352,753**
Unamortized lease inducements	**230,990**	**142,116**
	30,108,863	**24,580,350**
Non-controlling interest *(Note 6)*	**57,589,346**	**59,527,529**
	87,698,209	**84,107,879**
Unitholders' Equity		
Fund Units *(Note 5)*	**56,131,876**	**56,131,876**
Cumulative earnings	**8,417,520**	**4,983,399**
Cumulative distributions declared	**(9,834,172)**	**(4,281,528)**
	54,715,224	**56,833,747**
	142,413,433	**140,941,626**

The accompanying notes are an integral part of these financial statements

XS Cargo Income Fund
Consolidated Statements of Earnings

	Three Months ended September 30, 2006 (*unaudited*)	*Three Months ended September 30, 2005* (*unaudited*)	*Nine Months ended September 30, 2006* (*unaudited*)	*Period from May 17, 2005 to September 30, 2005* (*unaudited*)
	$	$	$	$
Sales	25,960,077	20,775,101	74,454,818	32,531,053
Cost of goods sold	16,218,470	12,968,554	46,543,733	20,296,840
Gross margin	9,741,607	7,806,547	27,911,085	12,234,213
Expenses				
Administrative and operating	6,689,653	4,855,730	18,700,725	7,519,662
Amortization of property and equipment	237,220	129,470	624,897	189,500
Amortization of intangible assets	298,000	298,000	894,000	447,000
	7,224,873	5,283,200	20,219,622	8,156,162
Earnings before the undernoted	2,516,734	2,523,347	7,691,463	4,078,051
Other expenses				
Interest on bank indebtedness	44,061	-	167,948	-
Interest on term loan	270,786	188,181	737,207	273,857
Foreign exchange loss	23,636	32,287	43,557	34,591
	338,483	220,468	948,712	308,448
Earnings before non-controlling interest	2,178,251	2,302,879	6,742,751	3,769,603
Non-controlling interest *(Note 6)*	1,069,507	1,129,551	3,308,630	1,848,979
Net earnings for the period	1,108,744	1,173,328	3,434,121	1,920,624
Basic and diluted earnings per unit *(Note 10)*	0.182	0.192	0.562	0.315

The accompanying notes are an integral part of these financial statements

XS Cargo Income Fund
Consolidated Statements of Cumulative Earnings and Cumulative Distributions

	Three Months ended September 30, 2006 (*unaudited*)	*Three Months ended September 30, 2005* (*unaudited*)	*Nine Months ended September 30, 2006* (*unaudited*)	*Period from May 17, 2005 to September 30, 2005* (*unaudited*)
	$	$	$	$
Cumulative earnings, beginning of period	7,308,776	747,296	4,983,399	-
Net earnings for the period	1,108,744	1,173,328	3,434,121	1,920,624
Cumulative earnings, end of period	8,417,520	1,920,624	8,417,520	1,920,624
Cumulative distributions, beginning of period	7,945,128	846,902	4,281,528	-
Distributions declared during the period	1,889,044	1,717,313	5,552,644	2,564,215
Cumulative distributions, end of period	9,834,172	2,564,215	9,834,172	2,564,215
Cumulative distributions, declared in excess of earnings	(1,416,652)	(643,591)	(1,416,652)	(643,591)

The accompanying notes are an integral part of these financial statements

XS Cargo Income Fund
Consolidated Statements of Cash Flows

	Three Months ended September 30, 2006 (*unaudited*)	*Three Months ended September 30, 2005* (*unaudited*)	*Nine Months ended September 30, 2006* (*unaudited*)	*Period from May 17, 2005 to September 30, 2005* (*unaudited*)
Cash provided by (used for) the following activities	$	$	$	$
Operating Activities				
Net earnings for the period	1,108,744	1,173,328	3,434,121	1,920,624
Items not affecting cash:				
Non-controlling interest	1,069,507	1,129,551	3,308,630	1,848,979
Amortization of property and equipment	237,220	129,470	624,897	189,500
Amortization of intangible assets	298,000	298,000	894,000	447,000
Unit based compensation *(Note 8)*	43,500	40,000	103,500	157,330
Lease inducements received, net of amortization of lease inducements	62,677	62,900	88,874	149,901
	2,819,648	2,833,249	8,454,022	4,713,334
Net change in non-cash working capital	(3,065,687)	(1,486,541)	(10,508,974)	2,725,623
	(246,039)	1,346,708	(2,054,952)	7,438,597
Financing Activities				
Repayment of amounts due to Vendor	-	(721,214)	-	(901,394)
Net proceeds from the issuance of Units	-	-	-	56,131,876
Proceeds from bank indebtedness	1,720,276	-	7,763,624	-
Repayment of bank indebtedness	-	-	(3,177,032)	-
Proceeds from term loan	2,500,000	-	2,500,000	15,000,000
Distributions paid on Fund Units	(1,889,044)	(1,991,777)	(5,495,400)	(1,991,777)
Distributions paid to non-controlling interest	(1,821,205)	(1,467,600)	(5,248,021)	(1,467,600)
	510,027	(4,180,591)	(3,656,829)	66,771,105
Investing Activities				
Purchases of property and equipment	(263,988)	(198,396)	(1,730,715)	(223,677)
Business acquisition – net of cash acquired *(Note 3)*	-	-	-	(71,067,781)
	(263,988)	(198,396)	(1,730,715)	(71,291,458)
Increase (decrease) in cash	-	(3,032,279)	(7,442,496)	2,918,604
Cash and cash equivalents, beginning of period	-	5,950,883	7,442,496	-
Cash and cash equivalents, end of period	-	2,918,604	-	2,918,604
Supplementary cash flow information				
Interest paid	314,847	188,181	905,155	273,857

The accompanying notes are an integral part of these financial statements

1. The Fund

XS Cargo Income Fund (the "Fund") is an unincorporated open-ended trust established under the laws of the Province of Alberta pursuant to the Fund Declaration of Trust dated April 6, 2005. The Fund was created to invest in the broadline closeout retail business, through an indirect acquisition of the controlling interest of XS Cargo Limited Partnership ("XS Cargo LP") and its general partner ("GP") (collectively "XS Cargo"), and such other investments as the Trustees may determine. Income tax obligations related to the distributions of the Fund are obligations of the Unitholder.

The Fund commenced business operations on May 17, 2005, when it completed an initial public offering (the "IPO") of 6,106,000 trust units ("Fund Units"), at a price of $10 per unit, for aggregate gross proceeds of $61,060,000. Concurrent with the closing of the IPO, the Fund acquired a 51% indirect interest in XS Cargo LP (note 3) and XS Cargo LP acquired the net assets (the "Acquired Business") of Famous Brands (Edmonton) Inc. (the "Vendor"). XS Cargo LP operates 32 closeout retail stores in Alberta, British Columbia, Manitoba, Saskatchewan and Ontario.

2. Basis of presentation

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial statements. The accounting principles and methods of computation adopted in these financial statements are the same as those for the audited financial statements for the period ended December 31, 2005. However, the interim consolidated financial statements do not include all information and footnote disclosures required under Canadian GAAP for annual financial statements. Accordingly, these unaudited consolidated interim financial statements should be read in conjunction with the audited financial statements and notes thereto for the period ended December 31, 2005.

3. Issuance of Units and business acquisition

On May 17, 2005, the Fund completed the IPO for aggregate proceeds of $61,060,000. The cost of the issuance of Units was $4,928,124 resulting in net proceeds of $56,131,876. The Fund used the net proceeds from the IPO to acquire an indirect 51% interest in XS Cargo LP, represented by 6,106,000 Ordinary LP Units. XS Cargo LP combined these Funds with proceeds from new credit facilities (note 4) to acquire 100% of the net business assets of the Vendor.

The acquisition of the Fund's interest in the Acquired Business has been accounted for using the purchase method and has been allocated to the assets acquired and liabilities assumed, as follows:

	$
Property and equipment	2,373,558
Goodwill	101,788,426
Intangible assets	8,655,000
	112,816,984
Net working capital	16,979,392
	129,796,376
Consideration, being cash from IPO and new credit facilities	71,131,876
XS Cargo LP Exchangeable LP Units	34,719,700
XS Cargo LP Subordinated LP Units	23,944,800
Total consideration	129,796,376

Included in net working capital is cash acquired of $64,095.

The Fund finalized the fair value of assets acquired and the liabilities assumed subsequent to June 30, 2005. Working capital amounts were estimated as at June 30, 2005 and, pursuant to the purchase agreement with the Vendor, the purchase price was adjusted to reflect the actual amount of working capital purchased. As a result of these adjustments, Goodwill was reduced by $652,549 and net working capital was increased by $388,025, resulting in a net reduction to the purchase price of $264,524 from the amount recorded in the June 30, 2005 financial statements.

4. Credit facilities

Term loan

Term loan consists of a committed non-revolving term loan facility. The maximum available on the term loan facility is $17,500,000, of which $17,500,000 was outstanding at September 30, 2006. The term loan is collateralized by a first charge on all present and after acquired personal property and an assignment of inventory. Interest on the term facility is charged at the lender's Canadian prime rate or U.S. base rate plus 0.25% to 0.75% or the bankers' acceptance rate plus 1.75% to 2.25%, depending on the Fund's senior debt to earnings before interest, taxes, depreciation and amortization ("EBITDA") ratio. The credit facility includes limits on incurring additional indebtedness or granting encumbrances without the consent of the lender and is subject to the maintenance of senior debt to EBITDA, current assets to current liabilities and fixed charge coverage ratios and minimum equity.

The term loan was drawn in the form of prime rate loans on May 17, 2005 concurrent with the acquisition described in note 3. During August 2006, an additional $2,500,000 was drawn on the term loan. During the three and nine months ended September 30, 2006, the Fund paid interest of $270,786 and $737,207 respectively on the term loan. Interest was charged at a rate of prime plus 0.75%. As at September 30, 2006, prime rate was 6%. The principal balance of the term loan is due on May 17, 2007 and may be extended for an additional year to May 17, 2008 based on approval by the lender.

Operating loan

The Fund has available under its credit facilities a $12,500,000 ($10,000,000 available from January to July) demand revolving loan. Under the terms of the credit facility agreement, the operating loan is collateralized along with the term loan as described above. Interest on the operating loan will vary between the lender's prime rate and the lender's prime rate plus 0.25% depending on the Fund's ratio of senior debt to EBITDA. As of September 30, 2006, there was $6,257,586 outstanding on the operating loan. The operating loan has been classified as bank indebtedness on the balance sheet. The operating loan is offset against other accounts with the same bank for financial statement presentation purposes. During the three and nine months ended September 30, 2006, the Fund paid interest of $44,061 and $167,948 respectively on amounts drawn on the operating loan at a rate of prime plus 0.25%.

5. Unitholders' Equity

Fund Units

The following units were issued and outstanding at the end of the period:

	Number of units #	Issue costs $	Net capital contributions $
Fund units issued	6,106,000	4,928,124	56,131,876

An unlimited number of Fund Units may be created and issued pursuant to the Declaration of Trust. Each Fund Unit is

transferable and represents an equal undivided beneficial interest in any distributions from the Fund, whether of net income, net realized capital gains or other amounts and in the net assets of the Fund in the event of a termination or winding up of the Fund. All Fund Units have equal voting rights or privileges. There were no changes in the number or amount of Fund Units issued during the period.

Distributions to Unitholders

The Fund's policy is to distribute annually to unitholders available cash from operations after cash required for capital expenditures, working capital reserve and other reserves considered advisable by the Trustees of the Fund. The policy allows the Fund to make stable monthly distributions to its unitholders based on its estimate of distributable cash for the year. Distributions totaling $0.309375 and $0.909375 per Fund Unit ($1,889,044 and $5,552,644) were declared by the Fund during the three and nine months ended June 30, 2006, respectively. The distribution declared for the month of September 2006 in the amount of $0.103125 per Fund Unit ($629,681) was included in distributions payable to unitholders at September 30, 2006 and was paid on October 16, 2006.

6. Non-controlling interest

	XS Cargo LP Exchangeable LP Units	*XS Cargo LP Subordinated LP Units*	*Total*
	#	#	#
Balance – December 31, 2005	3,478,914	2,399,269	5,878,183
Contingent unit based compensation award issued during the three month period ended June 30, 2006 (Note 8)	6,944	4,789	11,733
Balance – September 30, 2006	3,485,858	2,404,058	5,889,916
	$	$	$
Balance – May 17, 2005	34,789,140	23,992,690	58,781,830
Non-controlling interest – cumulative earnings	4,797,480	3,308,631	8,106,111
Unit based compensation award issued during the three month period ended June 30, 2006 (Note 8)	69,440	47,890	117,330
Cumulative distributions declared	(5,605,916)	(3,866,179)	(9,472,095)
	34,015,273	23,458,984	57,533,176
Accrued contingent unit based compensation award (Note 8)			56,170
			57,589,346

XS Cargo LP Exchangeable LP Units ("Exchangeable LP Units")

The Exchangeable LP Units issued by XS Cargo LP have economic and voting rights equivalent to the Fund Units (note 5), except in connection with the exchangeability terms as described below. They are exchangeable directly or indirectly, on a one-for-one basis for Fund Units at the option of the holder, under the terms of the Exchange Agreement. The Exchangeable LP Units are not required to be exchanged for Fund Units before transferring to third parties. As a result, they have been treated as non-controlling interest, in accordance with the CICA Emerging Issues Committee Abstract #151.

Each Exchangeable LP Unit entitles the holder to receive distributions from XS Cargo LP pro rata with distributions made by XS Cargo LP on Fund Units.

XS Cargo LP Subordinated LP Units ("Subordinated LP Units")

The Subordinated LP Units have economic and voting rights equivalent to the Fund Units (note 5), except in connection with the subordination terms as described below. As a result, they have been treated as non-controlling interest, in accordance with the CICA Emerging Issues Committee Abstract #151.

Distributions are to be made monthly on the Fund Units (note 5) and Exchangeable LP Units equal to $0.103125 per Unit to the extent cash is available to make cash distributions. Distributions on the Subordinated LP Units are subordinated and are made quarterly in an amount equal to the amount distributed on Fund Units and Exchangeable LP Units and to the extent cash is available to make such distributions.

The Subordinated LP Units will be automatically exchanged for Exchangeable LP Units on a one-for-one basis and the subordination provisions will apply until the end of any fiscal year ending on or after December 31, 2006 if, for that fiscal year the Fund has earned EBITDA (earnings before interest, taxes, depreciation and amortization) of at least $14.432 million and the Fund has paid distributions of at least $1.125 per Fund Unit for such fiscal year.

Fund Special Voting Units

	Number \#	Amount $
Issued and outstanding	5,889,916	-

Fund Special Voting Units are non-participating and are used solely for providing voting rights to persons holding Exchangeable LP Units and Subordinated LP Units. Fund Special Voting Units are not transferable separately from Exchangeable LP Units and Subordinated LP Units to which they relate. The Fund Special Voting Units are not entitled to any beneficial interest in any distribution from the Fund or in the net assets of the Fund in the event of a termination or winding up of the Fund. Each Fund Unit and Fund Special Voting Unit entitles the holder thereof to one vote at all meetings of the Unitholders.

If the Exchangeable LP Units or the Subordinated LP Units are purchased in accordance with the Exchange Agreement, a like number of Fund Special Voting Units will be redeemed by the Fund for a nominal amount.

Distributions to non-controlling interest

The Fund's policy is to distribute annually to holders of Fund Units, Exchangeable LP Units and Subordinated LP Units available cash from operations after cash required for capital expenditures, working capital reserve and other reserves considered advisable by the Trustees of the Fund. The policy allows the Fund to make stable monthly distributions to holders of Exchangeable LP Units and quarterly distributions to holders of Subordinated LP Units based on its estimate of distributable

cash for the year. Distributions totaling $0.309375 and $0.909375 per Exchangeable LP Unit ($1,078,437 and $3,166,502) and $0.309375 and $0.909375 per Subordinated LP Unit ($743,755 and $2,183,811) were declared by the Fund during the three and nine months ended September 30, 2006 respectively. Distributions declared on Exchangeable LP Units for the month of September in the amount of $0.103125 per unit ($359,479) and distributions on Subordinated LP Units for the three months ended September 30, 2006 in the amount of $0.309375 per unit ($743,756) were included in distributions payable to non-controlling interest at September 30, 2006 and were paid on October 16, 2006.

7. Long-term incentive plan

The Fund has adopted a long-term incentive plan (the "Plan") to provide key senior management, officers and directors of the Fund with compensation opportunities that will enhance the ability of the Fund to attract, retain and motivate key personnel and reward these key employees for significant performance and associated per unit cash flow growth. Fund bonuses, in the form of the Units of the Fund, will be provided to eligible employees on an annual basis where the distributable cash of the Fund exceeds certain specified threshold amounts. The Fund has determined that the Plan is a variable interest entity. The Fund is neither a trustee nor a direct participant of the Plan; however, under certain circumstances it may be the beneficiary of forfeited Units held by the Plan Trust. Consequently, the Plan Trust is considered a variable interest entity for accounting purposes and the Fund will consolidate the Plan Trust.

If the distributable cash flow per unit exceeds the base distribution, a percentage of the distributable cash (the participation rate) is contributed by the Fund into a long-term incentive pool. The funds in the pool are used to purchase units of the Fund in the open market, to be provided to eligible employees as bonus compensation. Threshold amounts and participation rates are as follows:

Excess percentage	Proportion of excess percentage paid to plan Trustee
5% or less	Nil
Greater than 5% and up to 10%	10% of any excess over 5%
Greater than 10% and up to 20%	10% of any excess over 5%, plus 20% of any excess over 10%
Greater than 20%	10% of any excess over 5%, plus 20% of any excess over 10%, plus 25% of any excess over 20%

The Fund records annual awards under the Plan as compensation expense over the vesting period.

8. Unit-based compensation

Under the terms of the Acquisition Agreement between the Vendor and the Fund, the Fund assumed certain obligations under an employment agreement with the Chief Financial Officer. Under the employment agreement the Fund may issue a maximum of 6,944 Exchangeable LP Units and 4,789 Subordinated LP Units per year based on performance. If awarded, the units are issued on the anniversary date of the IPO, May 17. The Fund accrues a contingent award throughout the year, based on the estimated fair value of the units at the grant date. The estimated value is included in administrative and operating expenses and increases non-controlling interest on the balance sheet. For the three and nine months ended September 30, 2006, the Fund has recognized compensation costs of $43,500 and $103,500 respectively.

9. Volume Rebate Agreement

Pursuant to the business acquisition described in note 3, the Fund assumed a vendor supply and volume rebate agreement with Samra Imports Ltd. ("Samra"). Samra imports products from China which it sells to the Fund and other customers. Samra is the Fund's largest supplier accounting for approximately 19% of the Fund's purchases since the commencement of the agreement and the Fund is Samra's largest customer. The purpose of the agreement is to outline the supply terms and to provide the Fund with a rebate based on its significant volume of purchases from Samra. The Fund has determined that Samra is a variable interest entity and that the supply and rebate agreement represents a variable interest in Samra. The Fund has determined, however, that it is not the primary beneficiary under the supply and rebate agreement since the Fund is not entitled to receive a majority of Samra's expected residual returns or absorb a majority of its expected losses.

During the three and nine months ended September 30, 2006, the Fund purchased approximately $4,200,000 and $9,800,000 respectively of inventory from Samra. Included in the deposit on inventory, as at September 30, 2006, is a balance of $2,187,304 with Samra. Samra issued the Fund a volume rebate for purchases made for the three and nine months ended September 30, 2006 in the amounts of $255,000 and $1,050,540 respectively.

10. Basic and diluted earnings per unit

The following table outlines the adjustments to the numerator and denominator to calculate the basic and diluted earning per unit:

	Basic Earnings per Unit	Dilution Adjustments		Diluted Earnings per Unit
Three months ended September 30, 2006				
Net earnings	1,108,744	1,069,507	(a)	2,178,251
Average Units outstanding	6,106,000	5,889,916	(b)	11,995,916
Earnings per Unit	0.182			0.182
Nine months ended September 30, 2006				
Net earnings	3,434,121	3,308,630	(a)	6,742,751
Average Units outstanding	6,106,000	5,882,137	(b)	11,988,137
Earnings per Unit	0.562			0.562

(a) Adjustment to add back non-controlling interest if Exchangeable LP Units and Subordinated LP Units are converted to Fund Units

(b) Adjustment to reflect the conversion of Exchangeable LP Units and Subordinated LP Units to Fund Units on a one-for-one basis

11. Seasonal nature of the business

The Fund's results for the period are not necessarily indicative of the results that may be expected for the full year due to seasonal variations in sales levels. The business historically experiences a higher level of sales in the fourth quarter and a lower level of sales in the first quarter due to seasonal shopping patterns. Occupancy-related expenses, certain administrative and operating expenses, amortization, and interest expense remain relatively steady throughout the year.

12. Segmented information

Each store constitutes an operating segment in that its performance is monitored by senior management and discreet financial information is available. Since each store sells the same products to the same types of customers and uses similar distribution and sales processes, they have been aggregated for reporting purposes into one segment.

13. Subsequent events

Subsequent to the balance sheet date, XS Cargo entered into lease agreements to open three new stores in Vancouver, British Columbia; Halifax, Nova Scotia; and St. John's, Newfoundland.


XS cargo
NOTHING BUT BARGAINS


SEC MAIL PROCESSING
RECEIVED
NOV 1 5 2006
WASH, D.C. 190 SECTION

XS CARGO INCOME FUND

Management's Discussion of Financial Condition and Results of Operations

For the three and nine months ended September 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management's discussion and analysis ("MD&A") should be read in conjunction with the interim consolidated financial statements and accompanying notes (the "Financial Statements") of XS Cargo Income Fund (the "Fund") for the three and nine months ended September 30, 2006 and the audited consolidated financial statements and management's discussion and analysis of the Fund for the period ended December 31, 2005. These financial statements, management's discussion and analysis and other documents filed with regulatory authorities can be found on SEDAR at www.sedar.com. Results are reported in Canadian dollars unless otherwise stated and have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Certain dollar amounts have been rounded to the nearest thousand dollars, while other amounts have been rounded to the nearest hundred thousand dollars. References to notes are to the notes to the Financial Statements of the Fund unless otherwise stated.

This MD&A is dated November 9, 2006.

OVERVIEW OF THE FUND

Issuance of Fund Units and Acquisition

XS Cargo Income Fund is an unincorporated open-ended trust established under the laws of the Province of Alberta. The Fund invests in the broadline closeout retail business, through an indirect controlling interest in XS Cargo Limited Partnership ("XS Cargo LP") and its general partner ("GP") (collectively "XS Cargo"), and such other investments as the Trustees may determine.

The Fund commenced business operations on May 17, 2005, when it completed an initial public offering (the "IPO") of 6,106,000 trust units ("Fund Units"), at a price of $10 per unit, for aggregate gross proceeds of $61,060,000. Concurrent with the closing of the IPO, the Fund acquired a 51% indirect interest in XS Cargo LP (note 3) and XS Cargo LP acquired the net assets (the "Acquired Business") of Famous Brands (Edmonton) Inc. (the "Vendor").

The Fund Units trade on the Toronto Stock Exchange under the symbol XSC.UN.

Basis of Management's Discussion and Analysis

To provide more meaningful information, the following MD&A compares the operating results of the Fund for the nine months ended September 30, 2006 to those of the combined results for the Vendor and Fund for the nine months ended September 30, 2005. (See "Non-GAAP Measures"). The Fund commenced operations on May 17, 2005, therefore the Fund results are only available for the period from May 17, 2005 to September 30, 2005 for comparatives purposes.

It is management's view that employee profit sharing plan contributions incurred by the Vendor are not relevant when compared to the Fund because of differences between the structure and policies of the Fund to those of the Vendor. Those contributions have been added back when computing earnings from operations as described in "Non-GAAP Measures."

The Business of the Fund

XS Cargo LP operates 35 closeout retail stores in Alberta, British Columbia, Manitoba, Saskatchewan, Ontario, Nova Scotia and Newfoundland.

Operating Highlights

Our third quarter showed revenue growth of 25% from the previous year and substantial progress was made to allow us to continue our expansion in the fourth quarter and into 2007. New stores were opened in Vancouver, Halifax and St. John's on October 26, 2006. All three stores experienced successful grand openings. In particular, we expect demand to be strong in the Maritimes and we plan to continue to aggressively build out stores in the Atlantic Provinces.

Significant management resources during the quarter were invested in our internet-based sales strategy. Our new website will be launched in mid-November, 2006 allowing customers to shop online. We believe that the internet provides a significant opportunity to expand our customer base and increase sales. We have partnered with Ingram Micro Logistics to handle the fulfillment of online orders. This strategy will enable us to grow internet sales with minimal additional infrastructure development.

During the quarter we completed a major upgrade to our point-of-sale and distribution system. Our existing system, which has been in place since 2000, is a cost-efficient custom designed application. The rate of our growth over the past two years necessitated a major upgrade to enhance the effectiveness of our inventory distribution. At the time of the upgrade, certain distribution functions were not operating to full design specifications resulting in sub-optimal allocation of inventory to individual stores. This had a negative impact on sales and contributed to higher freight costs during the quarter.

The logistics and systems problems described above are temporary in nature and have been addressed. The core of our business, our ability to source high-demand, quality merchandise at substantial discounts to regular wholesale prices remains strong. We are pleased with the quality and quantity of our inventory going into the holiday shopping season and remain optimistic about our performance in the fourth quarter.

With revenue growth of 25% and gross margin percentages holding steady, the only restraint on EBITDA[1] growth was significant upward wage pressures. Excluding new stores we experienced a 32% increase in wage expense. The majority of the wage increases

[1] EBITDA refers to earnings before interest, taxes, depreciation and amortization. See discussion under "Non-GAAP Measures" below.

were in Alberta where we have our corporate head office, one distribution centre and eight stores. Wages in Alberta represent over 45% of our total wage expense and were up 45% compared to the third quarter of last year. Further wage increases will be mitigated by our expansion outside of Alberta, including the three stores that opened in the fourth quarter.

SELECTED FINANCIAL INFORMATION AND RESULTS FROM OPERATIONS

Third Quarter and Year-to-Date Operating Results

The following tables show the unaudited results of the Fund for the year-to-date of 2006 compared to the combined results of the Fund and the Vendor for the year-to-date of 2005. The results of operations for these periods are not necessarily indicative of the results of operations to be expected in any given period.

Third Quarter Results (unaudited)	**Fund July 1 to Sept. 30, 2006**	**Fund July 1 to Sept. 30, 2005**	**Change Q3 2006 from 2005**
Sales	25,960,077	20,775,101	5,184,976
Cost of Sales	16,218,470	12,968,554	3,249,916
Gross Margin	9,741,607	7,806,547	1,935,060
	37.5%	37.6%	
Administrative and Operating Expenses*	6,646,153	4,848,017	1,798,136
Earnings from Operations, as defined*	3,095,454	2,958,530	136,924

Year-to-Date Results (unaudited)	**Fund January 1 to Sept. 30, 2006**	**Combined Vendors and Fund January 1 to Sept. 30, 2005**	**Change 2006 over 2005**
Sales	74,454,818	60,931,130	13,523,688
Cost of Sales	46,543,733	38,677,601	7,866,132
Gross Margin	27,911,085	22,253,529	5,657,556
	37.5%	36.5%	
Administrative and Operating Expenses*	18,597,225	13,626,894	4,970,331
Earnings from Operations, as defined*	9,313,860	8,626,635	687,225
Non-recurring operating expenses**	170,000	-	170,000
Earnings from Operations before non-recurring expenses	9,483,860	8,621,726	857,225

* Earnings from operations have been calculated as described under "Non-GAAP Measures". For purposes of this table, administrative and operating expenses exclude the expenses outlined in the calculation of Earnings from Operations as described under "Non-GAAP Measures".

** Non-recurring operating expenses consist of expenses relating to the consolidation of the Edmonton distribution facilities.

Sales

Quarter

The following table compares sales for the three months ended September 30, 2006 to the three months ended September 30, 2005 for new and same stores:

	Sales				Number of Stores as of September 30	
	2006	2005	Change	% change	2006	2005
Same stores	16,104,551	16,234,251	(129,700)	(1.0%)	18	18
New stores	9,855,526	4,540,850	5,314,676	117.0%	14	7
Total	25,960,077	20,775,101	5,184,976	25.0%	32	25

Third quarter sales increased by $5.2 million, from $20.8 million to $26.0 million, an increase of 25.0%. New stores, defined as stores that have not been open for a full 12 months in the current and prior period, contributed an additional $5.3 million in sales. The remaining $0.1 million decrease represents a 1.0% decrease in same store sales. Excluding three stores that experienced cannibalization from new stores opening in overlapping trading areas, same store sales for the period were 1.3% higher than the third quarter of 2005.

Year-to-date

For the year-to-date, sales have increased by $13.5 million from $60.9 million to $74.4 million, representing an increase of 22.2%. Year-to-date same store sales were up 2.3%, excluding three stores that experienced cannibalization from new stores opening in overlapping trading areas.

The following table outlines the number of stores and percentage of sales by geographical region:

Region	September 30, 2006		September 30, 2005	
	Number of stores, end of quarter	Percentage of sales during the quarter	Number of stores, end of quarter	Percentage of sales during the quarter
Ontario	15	49.7%	12	49.4%
Alberta	8	23.2%	6	22.7%
Saskatchewan and Manitoba	3	9.3%	3	14.2%
British Columbia	6	17.8%	4	13.7%
Total	32	100.0%	25	100.0%

Product Replacement Plan Sales

Sales of two-year product replacement extended warranty plans continue to be strong. During the twelve months since implementation, $2.4 million of Product Replacement Plans ("PRPs") were sold, however only $0.7 million has been recognized as revenue to date and approximately $0.3 million was recognized during the quarter. Revenue from PRP sales is deferred and recognized on a straight-line basis over the two-year terms of the PRPs.

Cost of Sales and Gross Margin

Quarter

Cost of sales for the quarter increased by $3.2 million from $13.0 million to $16.2 million, an increase of 25.1%, primarily as a result of new store openings.

Gross margin for the quarter increased by $1.9 million, from $7.8 million to $9.7 million, an increase of 24.8%. This increase is a result of net increases in sales volumes from new store development.

Year-to-date

Cost of sales for the year-to-date increased by $7.8 million, from $38.7 million to $46.5 million, an increase of 20.3%, primarily as a result of new store openings.

Gross margin for the year-to-date increased by $5.6 million, from $22.3 million to $27.9, an increase of 25.4%. $0.6 million of the increase was the result of an increase in gross margin percentage from 36.5% to 37.5% and the remaining $5.0 million increase is the result in net increases in sales volumes from new store development.

Combined Administrative and Operating Expenses

Quarter

For the quarter, administrative and operating expenses increased by approximately $1.8 million from $4.8 million to $6.6 million. This increase is primarily the result of increases in rent ($0.3 million), wages ($0.9 million increase) and advertising ($0.4 million increase). The increases in rent and advertising were primarily the result of new store openings and these costs remain consistent as a percentage of sales to the prior year. The increase in wages was the result of new stores openings as well as significant wage rate increases, primarily in Alberta. The components of the wage increases are summarized in the chart below (in $millions):

	New Stores	**Alberta**	**Other Markets**	**Total**
Wages	0.4	0.4	0.1	0.9
% increase from prior year	100%	45%	15%	52%

(Note: three new stores opened in Alberta are considered part of "New Stores" for the above breakdown)

Year-to-date

For the year-to-date, administrative and operating expenses increased by $5.0 million from $13.6 million to $18.6 million. This increase is primarily the result of increases in rent ($1.3 million increase), wages ($2.1 million increase) and advertising ($0.8 million increase). The increase in rent is the result of new store growth as well as the new distribution centre that opened in Mississauga, Ontario in May 2005 ($0.8 million). The increase in advertising expense is entirely due to new store growth. The increase in wage expense is the result of new store growth, the new distribution centre as well as significant upward wage pressures, particularly in Alberta. In addition, incremental public company administrative expenses accounted for $0.3 million of the increase. Included in year-to-date administrative and operating costs are $0.2 million non-recurring expenses relating to the consolidation of the Edmonton distribution facilities that were incurred in the first quarter.

The components of the wage increase are summarized in the chart below (in $millions):

	New Stores	Alberta	Other Markets	Total
Wages	0.9	0.9	0.3	2.1
% increase from prior year	100%	36%	8%	37%

(Note: three new stores opened in Alberta are considered part of "New Stores" for the above breakdown)

Earnings from Operations

Quarter

For the quarter, earnings from operations increased by $0.1 million, from $3.0 million to $3.1 million, an increase of 3.8%.

Year-to-date

For the year-to-date, earnings from operations increased by $0.7 million, from $8.6 million to $9.3 million, an increase of 8.0%. Excluding the non-recurring expenses related to the consolidation of the Edmonton distribution facilities that were incurred in the first quarter, earnings from operations increased by $0.9 million, or 9.9%.

Fund Net Earnings

For the three months ended September 30, 2006, the Fund had net earnings of $1.1 million or $0.182 per unit on a basic and diluted basis.

For the nine months ended September 30, 2006, the Fund had net earnings of $3.4 million or $0.562 per unit on a basic and diluted basis.

Financial Position

The following are the significant assets, liabilities and equity of the Fund as at the specified dates:

	Sept. 30, 2006 (unaudited)	Dec. 31, 2005
Cash	-	7,442,496
Inventory	22,260,785	15,752,388
Total current assets	29,553,428	28,388,003
Total assets	142,413,434	140,941,626
Bank indebtedness	4,586,592	-
Total current liabilities excluding term loan	11,887,978	9,085,481
Term loan	17,500,000	15,000,000
Non-controlling interest	57,589,346	59,527,529
Unitholders' equity	54,715,224	56,833,747

Distributable Cash and Cash Distributions

The Fund's policy is to distribute annually to unitholders available cash from operations after cash required for capital expenditures, working capital reserve and other reserves considered advisable by the Trustees of the Fund. The policy allows the Fund to make stable monthly distributions to its unitholders based on its estimate of distributable cash for the year. The Fund pays cash distributions on or about the 15th of the month to unitholders of record on the last business day of the previous month.

As the Fund will distribute as approximately 90% of its cash on an ongoing basis, management believes that EBITDA is the most useful measure in evaluating the performance of the Fund, and thus determining distributable cash. The Fund uses cash provided by operating activities, excluding changes in non-cash working capital, as its basis to calculate EBITDA. The operations of the Fund are seasonal in nature with as much as 40% of annual distributable cash generated in the fourth quarter. The regular build-up and draw down of inventory levels due to seasonal shopping patterns creates significant fluctuations of non-cash working capital from quarter to quarter. Management believes that excluding these changes in non-cash working capital better reflects the cash available for distribution to unitholders.

Lease inducements received, net of amortization of lease inducements is also deducted as the inducements received from landlords are deferred and recognized over the course of the leases. The amounts will be included in net earnings once they are amortized.

The Fund expects that the first three quarters will have distributions declared in excess of distributable cash earned. As the fourth quarter generates 40% of the annual distributable cash, the prior three quarters' distribution deficit is funded by excess created in the fourth quarter from the prior year. If from inception, the payout ratio exceeds 100%, the difference is funded by the operating line.

The following table summarizes the distributions from January 1, 2006 to September 30, 2006:

		Fund Units		Exchangeable LP Units and Subordinated LP Units		Total	
Record Date	Payment Date	Declared $	Paid $	Declared $	Paid $	Declared $	Paid $
January 31, 2006	February 15, 2006	572,438	572,438	326,148	326,148	898,586	898,586
February 28, 2006	March 15, 2006	572,437	572,437	326,148	326,148	898,585	898,585
March 31, 2006	April 15, 2006	629,681	629,681	1,056,051	1,056,051	1,685,732	1,685,732
April 30, 2006	May 15, 2006	629,682	629,682	358,763	358,763	988,445	988,445
May 31, 2006	June 15, 2006	629,681	629,681	358,763	358,763	988,444	988,444
June 30, 2006	July 15, 2006	629,681	629,681	1,102,247	1,102,247	1,731,928	1,731,928
July 31, 2006	August 15, 2006	629,681	629,681	359,479	359,479	989,160	989,160
August 31, 2006	Sept. 15, 2006	629,681	629,681	359,479	359,479	989,160	989,160
Sept. 30, 2006	October 15, 2006	629,681	-	1,103,235	-	1,732,916	-
		5,552,643	4,922,962	5,350,313	4,247,078	10,902,956	9,170,040

Distributions are paid on Fund Units, XS Cargo LP Exchangeable LP Units and XS Cargo LP Subordinated LP Units. As of September 30, 2006 the following number of units were outstanding:

Fund Units (Note 5)	6,106,000
XS Cargo LP Exchangeable LP Units (Note 6)	3,485,858
XS Cargo LP Subordinated LP Units (Note 6)	2,404,058
	11,995,916

During the three months ended September 30, 2006, the Fund approved distributions of an aggregate of $0.309375 per Fund Unit to unitholders. It is the Fund's policy to review the monthly distribution amount at least quarterly. Our monthly distribution rate at the time of our initial public offering was $0.09375 per unit. The monthly distribution rate was increased to $0.103125 per unit in March 2006.

Distributable Cash per Unit (Fund Units, XS Cargo LP Exchangeable LP Units, XS Cargo LP Subordinated LP Units)

	July 1 to Sept. 30, 2006 (unaudited)	**January 1 to Sept. 30, 2006** (unaudited)	**Since Inception on May 17, 2005** (unaudited)
Cash provided by (used for) operating activities	(246,039)	(2,054,952)	13,624,171
Less: Net change in non-cash working capital	3,065,687	10,508,974	6,022,325
Add: Interest expense	314,847	905,155	1,410,077
Less: Unit based compensation	(43,500)	(103,500)	(290,830)
Less: Lease inducements received, net of amortization of lease inducements	(62,677)	(88,874)	(230,990)
EBITDA[2]	3,028,318	9,166,803	20,534,753
Add: Unit based compensation	43,500	103,500	290,830
Less: Interest paid	(314,847)	(905,155)	(1,410,077)
Less: Maintenance capital expenditures[3]	(67,608)	(233,814)	(428,819)
Distributable cash[4]	2,689,363	8,131,334	18,986,687
Average Units outstanding during the period	11,995,916	11,988,137	11,986,333
Distributable cash per Unit	0.22	0.68	1.58
Distributions declared	3,711,236	10,901,745	19,305,055
Distributions declared per Unit	0.31	0.91	1.61
Ratio of distributions declared to distributable cash (payout ratio)	138%	134%	102%

[2] EBITDA refers to earnings before interest, taxes, depreciation and amortization. See discussion under "Non-GAAP Measures" below.

[3] Maintenance capital expenditures refer to acquisitions of property and equipment to replace or upgrade equipment and information systems at existing stores and distribution centres. See discussion under "Capital Expenditures" below.

[4] See discussion under "Non-GAAP Measures" below.

Since inception, the Fund has had distributable cash per unit of $1.58 and has declared distributions of $1.61 per unit. For the third quarter, the Fund had distributable cash per unit of $0.22 and declared distributions of $0.31 per unit. Basic and diluted earnings per unit were $0.18 for the third quarter.

During the three months ended September 30, 2006, cash distributions were higher than distributable cash. The monthly cash distributions are based on management's estimate of distributable cash for the year. Since the Fund's business is seasonal in nature, with approximately 40% of the annual distributable cash being generated in the fourth quarter, it is expected that cash distributions based on annual cash flows will exceed distributable cash during the first three quarters and be less than distributable cash in the fourth quarter.

Unitholders' Equity and Non-controlling Interest

The following table outlines the Fund Units and non-controlling interest outstanding as of September 30, 2006.

	Units	**Issue Costs**	**Unitholders' Equity**	**Non-controlling Interest**
	#	$	$	$
Fund Units	6,106,000	4,928,124	56,131,876	-
Special Voting Units	5,889,916	-	-	-
Non-controlling Interest	5,889,916	-	-	57,589,346

On June 30, 2006, 6,944 Exchangeable Units, 4,789 Subordinated Units and 11,733 Special Voting Units were issued to the Chief Financial Officer as described in Note 8.

LIQUIDITY AND CAPITAL RESOURCES

Distributable Cash and Cash Distributions

The Fund's policy is to make stable monthly distributions to its Unitholders based on its estimate of distributable cash for the year. It has a policy to pay cash distributions on or about the 15th of each month to Unitholders of record on the last business day of the previous month.

During the three and nine months ended September 30, 2006, the Fund declared distributions of $0.309375 and $0.909375 per Fund Unit respectively to Unitholders, or $1,889,043 and $5,552,643 in total.

Credit Facilities

The Fund has established credit facilities with a Canadian chartered bank. These credit facilities consist of a $12.5 million demand revolving operating loan (which is increased from $10.0 million between the months of August and December, to facilitate the build up of inventories for the fourth quarter holiday shopping season) and a committed non-revolving term loan to a maximum amount of $17.5 million. On May 17, 2005 the Fund drew $15.0 million on the term loan in connection with the acquisition described on page 1. During August 2006, the additional $2.5 million was drawn on the term loan. As at September 30, 2006, $17.5 million remains outstanding on the term loan and $4.6 million was outstanding on the operating loan.

The term loan is due on May 17, 2007 and may be extended for an additional year based on approval by the lender to May 17, 2008.

Capital Expenditures

During the quarter, the Fund acquired $263,988 of property and equipment financed using the term loan. The Fund drew additional amounts available on the term loan in the third quarter in order to finance the capital expenditures for new store growth as well as capital expenditures that were previously financed using cash flow from operations. Of the $263,988 of capital expenditures, $196,380 related to new store openings, distribution infrastructure and head office capacity and the remaining $67,608 related to capital expenditures at existing stores and warehouses ("maintenance capital expenditures").

Subsequent to September 30, 2006, the Fund opened new stores in Vancouver, British Columbia; Halifax, Nova Scotia; and St. John's, Newfoundland. The new stores will require capital expenditures of approximately $360,000 in the fourth quarter of 2006. As discussed above, the Fund has credit facilities available to finance these and other growth related capital expenditures in the remainder of 2006.

Interest Rate Risk and Sensitivity

The Fund is not significantly impacted by interest rate changes. The Fund's long-term debt bears interest with floating rates based on the bank's prime rate, thus exposing the Fund to interest rate fluctuations. A 1.0% increase in interest rates would have an impact of $221,000 annually ($55,250 during the quarter) on distributable cash based on $22.1 million of debt outstanding.

Contractual Obligations

The table below sets forth the contractual obligations of the Fund as of September 30, 2006, due in the years indicated, which relate to various premises operating leases and the $17.5 million outstanding on the term loan that matures on May 17, 2007, but may be extended with approval of the lender until 2008.

(unaudited)	Total	2006	2007	2008	2009	2010	2011 and thereafter
Operating Leases	22,620,614	1,082,802	4,011,318	3,816,684	3,550,395	2,131,658	8,027,757
Term loan	17,500,000	-	17,500,000	-	-	-	-
Total	40,120,614	1,082,802	21,511,318	3,816,684	3,550,395	2,131,658	8,027,757

Summary of Quarterly Results (unaudited)

	July 1 to Sept. 30, 2006	April 1 to June 30, 2006	January 1 to March 31, 2006	October 1 to December 31, 2005	July 1 to Sept. 30, 2005	May 17 to June 30, 2005
Sales	25,960,077	27,822,876	20,671,865	36,436,104	20,775,101	11,755,952
Net earnings	1,108,744	1,601,832	723,545	3,062,775	1,173,328	747,296
Basic and diluted earnings per unit	0.182	0.262	0.119	0.502	0.192	0.122

Due to seasonal shopping trends, the fourth quarter is typically the strongest quarter for XS Cargo and the first quarter is the slowest.

Off-Balance Sheet Arrangements

The Fund has not entered into any off-balance sheet arrangements.

Critical Accounting Estimates

Goodwill

Goodwill is not amortized, but is tested for impairment annually or more frequently if circumstances indicate a potential impairment. Goodwill is tested for impairment by comparing the estimated fair value of the reporting unit to its carrying value. If the carrying value of the reporting unit exceeds its fair value, the fair value is allocated to the assets and liabilities of the reporting unit and the resulting difference between the carrying value and fair value of goodwill is recorded as an impairment loss and recorded in earnings of the current period.

Inventory Valuation

Inventory is valued at the lower of cost and estimated net realizable value. Inventory cost includes freight charges, which are allocated to inventory based on a percentage of freight paid during a period compared to the total purchases made during the period. In addition, accrued supplier rebates are allocated between cost of goods sold and a reduction of inventory based on the estimated proportion related to goods remaining in inventory at the end of a period. Management believes that the estimates, assumptions and allocation methods are reasonable in the circumstances. It is possible that materially different results would be reported using different assumptions or allocation methods.

Changes in Accounting Policies Including Initial Adoptions

Management is not aware of any recent accounting pronouncements or developments that will affect the Fund's financial statements. Management will continue to monitor and assess the impact of accounting pronouncements on the financial statements of the Fund as they become available.

Financial Instruments

Due to the nature of its business, the Fund does not engage in activities or hold assets that would require the Fund to acquire financial instruments for hedging or speculative purposes. The financial instruments that are held by the Fund are held in the normal course of operations and as a result no significant accounting policies need to be adopted or assumptions made in reporting the Fund's financial instruments.

Transactions with Related Parties

Transactions with related parties include XS Cargo LP's purchase of the assets of the business from the Vendor on May 17, 2005. During the three and nine months ended September 30, 2006, there were no related party transactions.

Outlook

Management believes that operating results will continue to improve in the upcoming year due to new store openings, the realization of freight savings from the new distribution centre in Ontario, the realization of efficiencies from consolidation of the Edmonton distribution and warehousing operations and the introduction of new revenue streams. XS Cargo opened new stores in Vancouver, British Columbia; Halifax, Nova Scotia; and St. John's, Newfoundland during the fourth quarter of 2006.

Additional Information

Additional information relating to the Fund is available on SEDAR (www.sedar.com) and on the Fund's website at www.xscargo.com.

Non-GAAP Measures

References to "EBITDA" are to earnings before interest, income taxes, depreciation and amortization and references to "distributable cash" are to cash available for distribution to Unitholders in accordance with the distribution policies of the Fund. Management believes that, in addition to income or loss, EBITDA is a useful supplemental measure of performance and cash available for distribution before debt service, changes in working capital, capital expenditures and income taxes. Specifically, management believes that EBITDA is the appropriate measure from which to make adjustments to determine the distributable cash of the Fund. Distributable cash of the Fund is a measure generally used by open-ended trusts as an indicator of financial performance. As one of the factors that may be considered relevant by prospective investors is the cash distributed by the Fund relative to the price of the Units, management believes that distributable cash of the Fund is a useful supplemental measure that may assist prospective investors in assessing an investment in the Fund.

Earnings from operations disclosure under "Third Quarter and Year-to-Date Operating Results" has been calculated as described below. In the case of the Fund, earnings from operations have been derived by adding interest expense, amortization of property and equipment and intangible assets, unit-based compensation and non-controlling interest to net earnings for the period. In the case of the Vendor, earnings from operations have been derived by adding amortization expense, employee profit sharing plan contributions, interest expense, and income tax expense to net earnings (loss) for the period.

EBITDA, distributable cash and earnings from operations are not earnings measures recognized by GAAP and do not have standardized meanings prescribed by GAAP. Investors are cautioned that EBITDA, distributable cash and earnings from operations should not replace net income or loss (as determined in accordance with GAAP) as an indicator of the Fund's performance, of its cash flows from operating, investing and financing activities or as a measure of its liquidity and cash flows. The Fund's methods of calculating EBITDA, distributable cash and earnings from operations may differ from the

methods used by other issuers and may not be comparable to similar measures presented by other issuers.

RISK FACTORS

The Fund's results of operations, business prospects, financial condition, cash distributions to unitholders and the trading price of the Fund's units are subject to a number of risks. These risk factors include: the ability to maintain profitability and manage growth; the ability to expand through new store openings; the ability to source products in adequate quantities and on acceptable terms; changes in trends and consumer tastes; economic conditions and consumer spending; the success of the Fund's marketing efforts and increased marketing expenditures; competition; reliance on centralized distribution centres; freight costs; ability to maintain comparable store sales; seasonality and fluctuations in quarterly results; reliance on management information systems; increase in the cost of, or disruption in the flow of, imported products; successful management of exposure to merchandise returns; foreign exchange fluctuations; costs and availability of insurance coverage; protection of intellectual property; reliance on key personnel; labour matters, including increased labour costs and labour shortages; absence of history as a public company; dependence on external funding sources; environmental regulation; uncertainties arising from world events; property taxes; the Fund's dependence on its operating subsidiaries; the unpredictability and volatility of the market price of the Fund Units; the nature of the Fund Units; the lack of certainty regarding cash distribution levels; cash on cash yield; the structural subordination of the Fund Units; leverage and restrictive covenants; restrictions on potential growth; changes in income tax legislation and other tax related risks; future sales of Fund Units from treasury; future sales of Fund Units by insiders; the rights of the Vendor in relation to XS Cargo LP; conflicts of interest; unitholder limited liability; the distribution of securities on redemption or termination of the Fund; and the restrictions on certain unitholders and the liquidity of Fund Units. For a discussion of these risks and other risks associated with an investment in Fund Units, see "Risk Factors" detailed in the Fund's final prospectus dated May 6, 2005 and the Fund's Annual Information Form available at www.sedar.com.

The Honourable Jim Flaherty, Canadian Minister of Finance, made an announcement on October 31, 2006 outlining proposed changes to the taxation of income trusts. In his announcement, Mr. Flaherty included a proposed tax on distributions paid on publicly traded income trusts and limited partnerships. As the Fund is an existing, publicly traded income trust these proposed changes would not affect the Fund until 2011. The Fund will continue to pay close attention to the government's stance on taxing distributions from income trusts and any potential impact this may have on the Fund and its stakeholders.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements. All statements other than statements of historical fact contained in this MD&A are forward-looking statements, including, without limitation, statements regarding the future financial position, cash distributions, proposed store openings, budgets, litigation, projected costs and plans and objectives of or involving

the Fund or XS Cargo LP. You can identify many of these statements by looking for words such as "believe", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of distributions of the Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including, but not limited to, those discussed elsewhere in the MD&A. There can be no assurance that such expectations will prove to be correct.

Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, those discussed under "Risk Factors".

The information contained in this MD&A, including the information set forth under "Risk Factors", identifies additional factors that could affect the operating results and performance of the Fund and XS Cargo LP.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this MD&A are made as of the date of this MD&A and, except as required by law, the Fund assumes no obligation to update or revise them to reflect new events or circumstances.